                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                              SEC FILE NUMBER:
                                                                 000-17591

                                                                CUSIP NUMBER:

(Check One):   [  ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                  For Period Ended:   March 31, 2000
                                    ----------------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------------------

-------------------------------------------------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

-------------------------------------------------------------------------------

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I - REGISTRATION INFORMATION

                       KMG Kaleidoscope Media Group, Inc.
-------------------------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------------------------
Former Name if Applicable


                                 244 W.54th St.
-------------------------------------------------------------------------------
Address of Principal Executive Offices (Street and Number)


                               New York, NY 10019
-------------------------------------------------------------------------------
City State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]    (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)        The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)        The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The financial information necessary to complete the quarterly report could not be obtained on a timely basis from the Company's accountant.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Ann Collins                      (212)                     757-0700
-----------------------          -----------------        ---------------------
       (Name)                      (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 month or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports

                                    [X] Yes [ ] No
-------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                    [X ]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net profits for the Company for the fiscal quarter ended March 31, 2000 were approximately $48,000 as compared with net losses of $280,000 for the fiscal quarter ended March 31, 1999.

                       KMG Kaleidoscope Media Group, Inc.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   May 15, 2000                            By: /s/ Myron A. Hyman
     ------------------------                       --------------------------
                                                    Myron A. Hyman, President